Exhibit 8.2

Crowe LLP Independent Member Crowe Global 3815 River Crossing Parkway Suite 300 Indianapolis, Indiana 46240 Tel 317.569.8989 Fax 317.706.2660 www.crowe.com

July 25, 2023

Boards of Directors

Home Federal Savings and Loan Association of Grand Island

Central Plains Bancshares, Inc.

221 South Locust Street

Grand Island, Nebraska 68801

RE:	Nebraska Income Tax Consequences Relating to the Conversion of Home Federal Savings and Loan Association of Grand Island into the capital stock form of organization

Board of Directors:

You have asked for our opinion regarding Nebraska corporation business tax consequences and certain Nebraska personal income tax consequences that will result from the proposed conversion of Home Federal Savings and Loan Association of Grand Island (the “Bank”) from a federal mutual savings bank to a federal stock savings bank (“Stock Bank”), pursuant to the Plan of Conversion of Home Federal Savings and Loan Association of Grand Island adopted by the Board of Directors of the Bank (the “Plan”). In the Conversion, all of the Bank’s to-be-issued capital stock, consisting entirely of voting common stock, will be acquired by Central Plains Bancshares, Inc., a Maryland corporation (the “Holding Company”).

The relevant proposed transactions referenced in the Plan and in the federal income tax opinion prepared by Luse Gorman, PC are summarized below. All capitalized terms used in this letter shall have the meanings assigned to them in the Plan, unless otherwise defined herein. We have not considered any non-income-based taxes, or federal, local, or foreign income tax consequences. We have also not considered Nebraska taxes other than those recited in this opinion or taxes that might be levied by other states, and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any issues outside of the above-specified Nebraska taxes. We also express no opinion on non-tax issues such as corporate law or securities law matters. We express no opinion other than that as stated below, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

In rendering our opinion, we have relied upon the facts, information, assumptions and representations as contained in the Plan, including all exhibits attached thereto, the Report of Independent Registered Public Accounting Firm attached in the Form S-1 Registration Statement filed with the Securities Exchange Commission (the “Audit Report”), and the federal income tax opinion regarding the Plan, as prepared by Luse Gorman, PC, dated July 25, 2023, (the “Federal Tax Opinion”). We have assumed these facts are complete and accurate and have not independently audited or otherwise verified any of these facts or assumptions. You have represented to us that we have been provided with all of the facts necessary to render our opinion.

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations upon which we have relied may require a modification of all or a part of this opinion.

The discussion and conclusions set forth herein are based upon the Nebraska statutes and existing administrative and judicial interpretations thereof, as of the date of this letter, all of which are subject to change. If there is a change, including a change having retroactive effect, in the statues, or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

Under the terms of the Plan, the Conversion will be effected, in part, by the following relevant transactions:

(i)

The Holding Company has been formed under the laws of the State of Maryland for the purpose of the proposed transactions described herein, to engage in business as a savings and loan holding company and to own all of the outstanding capital stock of the Stock Bank.

(ii)

The Holding Company will issue shares of its voting common stock (“Common Stock”), upon completion of the mutual-to-stock conversion of the Bank, to persons purchasing such shares, pursuant to the Plan.

(iii)

Following regulatory approval, the Plan provides for the offer and sale of shares of Common Stock in a Subscription Offering pursuant to nontransferable subscription rights on the basis of the following preference categories: (1) Eligible Account Holders; (2) the Bank’s tax-qualified employee benefit plans, including the newly formed employee stock ownership plan; (3) Supplemental Eligible Account Holders; and (4) Other Members, all as described in the Plan.

(iv)	The Holding Company will contribute the net proceeds of the Subscription Offering to the Stock Bank in exchange for its shares.

Nebraska imposes a corporate income tax on every domestic and foreign corporation doing business in the state. Neb. Rev. Stat. § 77-2734.02. The term “corporation” includes “all corporations and all other entities that are taxed as corporations under the Internal Revenue Code,” except financial institutions. Neb. Rev. Stat § 77-2734.04(9), -(10). In lieu of the corporate income tax, Nebraska imposes a franchise tax on financial institution (“FIT”) with business locations in the state for the privilege of doing business in the state. Neb. Rev. Stat § 77-3802. The FIT is measured by a financial institution’s average deposits, subject to an income-based limitation. Neb. Rev. Stat § 77-3801, -3802. For purpose of the limitation, income is defined as “the income of the financial institution, including its subsidiaries, after ordinary and necessary expenses but before income taxes and extraordinary gains or losses,” and refers to line 8.c. of Schedule RI-Income Statement, Form FFIEC 041. Neb. Rev. Stat § 77-3801(5); 2022 Nebraska Financial Institution Tax Return Booklet. We were not able to locate any modification that would apply to the tax-free reorganizations described in the Federal Tax Opinion. The Audit Report, Footnote 16 - Subsequent Events states that “[t]he conversion will be accounted for as a change in corporate form with the historic basis of the Association’s assets, liabilities, and equity unchanged as a result.” Therefore, since the FIT is based on the deposits and the conversion should not impact the income reported on Form FFIEC 041, it is more likely than not that the described transactions should not impact Nebraska FIT.

Nebraska imposes income tax on the entire income of every resident individual, and on the income of every nonresident which is derived from sources within Nebraska. Neb. Rev. Stat. § 77-2715; Neb. Admin. R. & Regs. 22-003. The determination of Nebraska taxable income starts with the individual’s federal adjusted gross income, with certain modifications. Neb. Rev. Stat. § 77-2714.01(1). Nebraska conforms to the current version of Internal Revenue Code, as amended. Neb. Rev. Stat. § 77–2714. None of the modifications provided would apply to the tax-free reorganizations described in the Federal Tax Opinion. Neb. Rev. Stat. § 77-2714.01; Neb. Rev. Stat. § 77-2716; Neb. Admin. R. & Regs. 22-002.

You have provided us with a copy of the Federal Tax Opinion, dated July 25, 2023, regarding the Plan in which Luse Gorman, PC has opined that the various proposed transactions to be undertaken as part of the Plan will be treated for federal income tax purposes as “tax-free reorganizations” within the meaning of Sections 354 and 368(a)(1) of the Internal Revenue Code of 1986, as amended.

Our opinion regarding the Nebraska corporation business tax and certain Nebraska personal income tax consequences related to the Plan adopts and relies upon the facts, representations, assumptions, and conclusions as set forth in the Federal Tax Opinion and incorporates the capitalized terms contained in the Federal Tax Opinion. Based upon that information, we render the following opinion with respect to the Nebraska corporation business tax, Nebraska FIT, and certain personal income tax consequences:

1.)	The federal income tax treatment of the Plan will have no impact in the computation of the Nebraska tax base for purposes of the Nebraska financial institution franchise tax.

2.)	The financial statement treatment of the reorganization will be respected for Nebraska financial institution franchise tax.

3.)	The federal income tax treatment of the Plan should be respected in the computation of the gross income of a person required to file a Nebraska personal income tax return.

Our opinion assumes that the ultimate federal income tax consequences of the Plan will be those as described in the Federal Tax Opinion and that the financial statement consequences will be those as described in the Audit Report.

Our opinion is not binding on the Nebraska Department of Revenue, and there can be no assurance that Nebraska Department of Revenue will not take a position contrary to the conclusions reached in the opinion.

The opinion expressed herein reflects our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues. It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinion expressed herein reflects what we regard to be the material Nebraska corporation business tax and certain Nebraska personal income tax effects to the Stock Bank and shareholders of the Holding Company as described herein; nevertheless, it is an opinion only and should not be taken as assurance of the ultimate tax treatment.

Should it finally be determined that the facts or the federal income tax consequences are not as outlined in the Federal Tax Opinion, the Nebraska corporation business tax and certain Nebraska personal income tax consequences and our Nebraska tax opinion may differ from what is contained herein. If any fact contained in this opinion letter or the Federal Tax Opinion changes to alter the federal tax treatment, it is imperative that we be notified in order to determine the effect on the Nebraska corporation business tax and certain Nebraska personal income tax consequences, if any.

Consent

We hereby consent to the filing of the opinion as an exhibit to the Registration Statement, and as an exhibit to the Applications with respect to the Conversion, as applicable. We also hereby consent to the references to this firm in the prospectus which is a part of the Registration Statement and the Applications. Except to the extent expressly permitted hereby, this letter may not be quoted in whole or in part or otherwise referred to in any documents or delivered to any other person or entity without the prior written consent of this firm. Any part receiving a copy of this letter must consult and rely upon the advice of (his/her/its) own counsel, accountant, or other adviser.

Very truly yours,

Crowe LLP